9120 Lockwood Boulevard
Mechanicsville, VA 23116

November 10, 2014
Ms. Tia L. Jenkins
Senior Assistant Chief Accountant
Securities and Exchange Commission
Washington, D.C. 20549

Re:    Owens & Minor, Inc.
Form 10-K for Fiscal Year Ended December 31, 2013
Filed February 25, 2014
Form 10-Q for the Quarter Ended June 30, 2014
Filed July 30, 2014
File No. 001-09810

Dear Ms. Jenkins:

The responses of Owens & Minor, Inc. (the “company”) to your letter dated October 22, 2014, regarding the above referenced filings of the company, are set forth below.

For convenience, the comments contained in your letter are presented, followed by the company’s response.

Form 10-K for the Year Ended December 31, 2013

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Results of Operations, page 16

1.
Please include a discussion of significant causes for the changes in your cost of goods sold line item in future fillings pursuant to item 303(a)(3) of Regulation S-K. In your response letter, also include your draft disclosure based on the comparative periods presented in your 2013 Form 10-K.

Owens & Minor’s Response

Our business is largely comprised of distribution arrangements which follow a buy/sell model whereby we take title and incur risk of loss for the products we distribute and are compensated on a cost-plus percentage basis. We therefore recognize revenue on a gross basis with the corresponding cost of the product reflected in cost of goods sold. These arrangements comprise the vast majority of our Domestic segment revenue. We also have certain customer arrangements whereby we do not take title to the product or have significant risk of loss and are compensated using a fee-for-service pricing model. In these arrangements, where we act as an agent, there is no cost of goods sold reflected in the statement of income. These arrangements mainly consist of certain logistics services in our Domestic segment and, as previously disclosed, approximately two-thirds of the International segment revenue.

As a result of these two models, we believe our existing discussion of the changes in gross margin provides more transparent disclosure on the results of operations than a detailed discussion of changes in cost of goods sold (as any changes in cost of goods sold are a direct reflection of changes in distribution revenue). In order to add further clarity for the user of the financial statements, however, we plan to address your comment by including the following (or similar) disclosure in Management’s Discussion and Analysis in our 2014 Form 10-K:

Cost of goods sold.
Cost of goods sold includes the cost of the product (net of supplier incentives and cash discounts) and all costs incurred for shipments of products from manufacturers to our distribution centers for all customer arrangements where we are the primary obligor, bear the risk of general and physical inventory loss and carry all credit risk associated with sales. These are sometimes referred to as distribution or buy/sell contracts. There is no cost of goods sold associated with our fee-for-service business. As a result of the increases in distribution revenue, cost of goods sold increased [$10.8 million] from [2012]. See the gross margin discussion below for additional factors impacting cost of goods sold.

Item 15. Exhibits and Financial Statement Schedules, page 28
Notes to Consolidated Financial Statements, page 34

2.
We note that your international segment sales represented 4.2% of your consolidated net revenues during 2013, and it appears that this is predominately comprised of fee-for-service revenue in which you do not record product revenues. We further note that your gross margins increased to 12.3% for fiscal 2013 from 10.4% for fiscal 2012, which was primarily due to the full year of international segment activity in fiscal 2013 (page 16). Please tell us the percentage of your net revenue that was derived from services for fiscal 2013 and for the six months ended June 30, 2014, and tell us whether you include shipping and handling in your service revenue for purposes of this calculation. To the extent that your service revenue exceeds 10 percent of net revenue, confirm to us that you will provide the information required by Rule 5-03(b)(1) and (b)(2) of Regulation S-X.

Owens & Minor’s Response

For the year ended December 31, 2013, revenue from fee-for-service business totaled $326 million or 3.59% of consolidated net revenue. For the six months ended June 30, 2014, revenues from fee-for-service business totaled $179 million or 3.92% of consolidated net revenue. These balances include any amounts billed for shipping and handling, which are immaterial for both periods. As revenue from fee-for-service business does not exceed 10 percent of consolidated net revenue, we do not believe additional disclosure is required or warranted.

Note 1- Summary of Significant Accounting Policies, page 34

3.
In future filings, please disclose the primary components that you include in the cost of goods sold line item, including any costs related to your product or service revenues. To the extent applicable, also disclose that your gross margins may not necessarily be comparable to similar companies as a result of different practices of categorizing costs.

Owens & Minor’s Response

In response to your comment, we plan to include the following clarifying disclosure in Note 1 of our 2014 Form 10-K:

Cost of goods sold. Cost of goods sold includes the cost of the product (net of supplier incentives and cash discounts) and all costs incurred for shipments of products from manufacturers to our distribution centers for all customer arrangements where we are the primary obligor, bear the risk of general and physical inventory loss and carry all credit risk associated with sales.

In situations where we act as an agent in a sales arrangement and do not bear a significant portion of these risks, primarily for our third-party logistics business, there is no cost of goods sold and all costs to provide the service to the customer are recorded in SG&A.

As a result of different practices of categorizing costs and different business models throughout our industry, our gross margins may not necessarily be comparable to other distribution companies.

Selling, General and Administrative (SG&A) Expenses, page 36

4.
We note that you include shipping and handling costs in selling, general and administrative expenses. Please quantify for us the amount of your shipping and handling costs for the fiscal years 2011-2013. Also confirm that you will disclose the amount of such costs in future filings or tell us why you believe that such disclosure is not necessary. Refer to ASC 605-45-50-2.

Owens & Minor’s Response

Shipping and handling costs as previously referred to in our disclosure include all direct and indirect distribution costs related to storing, moving and preparing products for shipment as well as costs to deliver product to our customers. As a distributor and logistics services provider, these costs are integral to our business model and comprise a significant portion of our costs to serve our customers. As such, we do not believe that disclosure of these costs is appropriate as it is a strategic component of our business model. Any arrangement in which we incur third-party shipping and handling costs and have the ability to bill those costs to a customer is an unusual situation for our business and those amounts are immaterial (totaled less than $15 million in 2013, 2012 and 2011, respectively). We plan to clarify our Selling, General and Administrative (SG&A) Expenses policy disclosure in Note 1 to reflect the following:

Selling, General and Administrative (SG&A) Expenses. SG&A expenses include labor and warehousing costs associated with our distribution and logistics services and all costs associated with our fee-for-service arrangements. Distribution costs are included in SG&A expenses on the consolidated statements of income and include costs to store, move, and prepare products for shipment, as well as costs to deliver products to customers. Third-party shipping and handling costs are included in SG&A expenses and the amounts of those costs billed to customers which are included in net revenue are immaterial for all periods presented.

Form 10-Q for the Quarter Ended June 30, 2014
Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations,

Financial Condition, Liquidity and Capital Resources, page 25

5.
We note your disclosure that on January 10, 2014, the IRS released final regulations relating to the adjustment of inventory costs for certain sales-based vendor charge-backs and the allowable treatment of these charge-backs in tax LIFO calculations. We further note that you are currently analyzing the impact of this regulatory change on your tax LIFO position, which could cause your related deferred tax liability to become due and payable, impacting future cash flow. It appears to us that you have not recognized the effect of this change in tax law. Please confirm our understanding and, if so, tell us how you considered the ASC 740-10-25-47 requirement to recognize the effect of a change in tax law at the date of enactment.

Owens & Minor’s Response

The IRS regulations referred to in this disclosure are complex and required significant analysis to determine what, if any, impact there would be to the company's financial statements prospectively and possibly retrospectively. The impact of these regulations on our LIFO calculation in 2014 and beyond was not material to our financial statements and the change was made in accordance with ASC 740-10-25-47. However, we continued to analyze the possible retrospective impact of the new regulations on our existing deferred tax balances. The retrospective impact, if any, would have resulted in a balance sheet reclassification between current and noncurrent deferred income taxes. During the first two quarters of 2014, as a result of a change in accounting method request for 2013 filed with the IRS and based on our continuing analysis, we did not believe the new regulations would significantly impact the company's existing deferred tax balances. By the end of our third quarter, we had completed our analysis and made the following updated disclosure in the September 30, 2014 Form 10-Q:

The IRS on January 10, 2014 released final regulations relating to the adjustment of inventory costs for certain sales based vendor charge-backs and the allowable treatment of these charge-backs in tax LIFO calculations. Based upon a 2013 accounting method change filed with the IRS and current regulatory guidance and case law, we do not believe that these regulations will have a material impact on our financial statements or cash flow.

Owens & Minor understands that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings, (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings, and (iii) the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions that require further information, please feel free to contact me at (804) 723-7595.

Sincerely,
Owens & Minor, Inc.

/s/ Richard A. Meier
Richard A. Meier
Executive Vice President and Chief Financial Officer